June 27, 2012

Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Relating to Preliminary Prospectus dated June 19, 2012
Registration Statement No. 333-180309

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated June 19, 2012 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-180309) of TESARO, Inc. relating to these securities. The Preliminary Prospectus can be accessed through the following link: http://sec.gov/Archives/edgar/data/1491576/000104746912006728/a2209947zs-1a.htm

The following information supplements and updates and, to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus, primarily to reflect the initial public offering price and purchases by certain of our directors and existing stockholders, including certain affiliates of our directors. You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the financial statements and related notes, before deciding to invest in these securities. Unless otherwise stated or the context otherwise requires, references in this free writing prospectus to “TESARO,” “we,” and “our” refer to TESARO, Inc. and its consolidated subsidiary.

Common stock offered:	6,000,000 Shares

Over-allotment option:	Up to 900,000 Shares

Initial public offering price to the public:	$13.50

Pricing date:	June 27, 2012

Expected closing date:	July 3, 2012

Potential purchases by certain of our directors and existing stockholders, including certain affiliates of our directors:

At our request, the underwriters have allocated an aggregate of 1,863,332 shares of our common stock in this offering to certain of our directors and existing stockholders, or certain of their affiliates, including New Enterprise Associates, InterWest Partners, and Kleiner Perkins Caufield & Byers, or funds affiliated with them, and Lawrence M. Alleva, a member of our board of directors. The shares will be offered and sold on the same terms as the other shares that are being offered and sold in this offering to the public. Although we anticipate that these parties will purchase all of the shares of our common stock that these parties have indicated an interest in purchasing, indications of interest are not binding agreements or commitments to purchase and any of these parties may determine to purchase more, less or no shares in this offering.

CUSIP number:	881569107

PRINCIPAL STOCKHOLDERS

The information appearing under the caption “Principal Stockholders” in the Preliminary Prospectus is updated and replaced with the following:

The following table and accompanying footnotes set forth certain information regarding the beneficial ownership of our common stock as of May 31, 2012 and as adjusted to reflect the sale of shares of common stock in this offering and the conversion of all outstanding shares of our preferred stock by:

•                  each of our named executive officers;

•                  each of our directors;

•                  all of our executive officers and directors as a group; and

•                  each person, or group of affiliated persons, known by us to be the beneficial owners of more than 5% of any class of our voting securities.

At our request, the underwriters have allocated an aggregate of 1,789,258 shares of our common stock in this offering to New Enterprise Associates, InterWest Partners, and Kleiner Perkins Caufield & Byers, or funds affiliated with them, and Lawrence M. Alleva, a member of our board of directors on the same terms as the other shares that are being offered and sold in this offering to the public.  Although we anticipate that these parties will purchase all of the shares of our common stock that these parties have indicated an interest in purchasing, indications of interest are not binding agreements or commitments to purchase and any of these parties may determine to purchase more, less or no shares in this offering.

We have based our calculation of beneficial ownership prior to the offering on 1,259,996 shares of common stock outstanding on March 31, 2012, assuming the automatic conversion of all outstanding shares of preferred stock into an aggregate of 19,410,490 shares of common stock immediately prior to the closing of this offering. We have based our calculation of beneficial ownership after the offering on 26,670,486 shares of our common stock immediately following the completion of this offering, which gives effect to (i) the issuance of 6,000,000 shares of common stock in this offering, (ii) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 19,410,490 shares of common stock immediately prior to the closing of this offering and (iii) purchases by New Enterprise Associates, InterWest Partners, and Kleiner Perkins Caufield & Byers, or funds affiliated with them, and Lawrence M. Alleva, of an aggregate of 1,789,258 shares of our common stock in this offering assuming the allocations described above.  Ownership information assumes no exercise of the underwriters’ over-allotment option.

	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Prior to this Offering	After this Offering	Prior to this Offering	After this Offering
Directors and Executive Officers
Leon O. Moulder, Jr.(1)	1,074,999	1,074,999	5.2%	4.0%
Mary Lynne Hedley, Ph.D.(2)	634,997	634,997	3.1%	2.4%
Richard J. Rodgers(3)	283,926	283,926	1.4%	1.1%
David M. Mott(4)	10,395,286	11,506,397	50.3%	43.1%
Lawrence M. Alleva	—	11,481	—	*
Arnold L. Oronsky, Ph.D.(5)	2,627,257	3,071,701	12.7%	11.5%
Beth Seidenberg, M.D.(6)	1,970,443	2,192,665	9.5%	8.2%
Paul Walker(7)	—	—	—	—
All executive officers and directors as a group (8 persons)	16,986,908	18,776,166	81.5%	69.9%
Other 5% Stockholders
Entities affiliated with New Enterprise Associates(4)	10,395,286	11,506,397	50.3%	43.1%
Entity affiliated with InterWest Partners(5)	2,627,257	3,071,701	12.7%	11.5%
Entities affiliated with Kleiner Perkins Caufield & Byers(6)	1,970,443	2,192,665	9.5%	8.2%

*                           Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)                    Includes (i) 217,113 shares of restricted stock and (ii) 78,571 shares of common stock subject to outstanding options that are exercisable within 60 days of May 31, 2012.

(2)                    Includes (i) 189,702 shares of restricted stock and (ii) 71,428 shares of common stock subject to outstanding options that are exercisable within 60 days of May 31, 2012.

(3)                    Includes (i) 77,679 shares of restricted stock and (ii) 26,785 shares of common stock subject to outstanding options that are exercisable within 60 days of May 31, 2012.

(4)                    Includes (i) 10,388,144 shares of common stock held of record by New Enterprise Associates 13, L.P. (“NEA 13”); and (ii) 7,142 shares of common stock held of record by NEA Ventures 2010, L.P. (“Ven 2010”). In addition, the number of shares beneficially owned after the offering includes the purchase of 1,111,111 shares of common stock by NEA 13. The shares directly held by NEA 13 are indirectly held by NEA Partners 13, L.P. (“NEA Partners 13”), the sole general partner of NEA 13, NEA 13 GP, LTD (“NEA 13 LTD”), the sole general partner of NEA Partners 13 and each of the individual Directors of NEA 13 GP, LTD. The individual directors of NEA 13 LTD (collectively, the “NEA 13 Directors”) are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Patrick J. Kerins, Krishna “Kittu” Kolluri, C. Richard Kramlich, David M. Mott (a member of our board of directors), Scott D. Sandell, Ravi Viswanathan and Harry R. Weller. NEA 13, NEA Partners 13 and NEA 13 LTD and the NEA 13 Directors share voting and dispositive power with regard to the Company’s securities directly held by NEA 13. The shares directly held by Ven 2010 are indirectly held by Karen P. Welsh, the general partner of Ven 2010. Karen P. Welsh, the general partner of Ven 2010, holds voting and dispositive power over the shares held by Ven 2010. The principal business address for New Enterprise Associates is 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093.

Mr. Mott, a general partner at New Enterprise Associates, disclaims beneficial ownership of all of the above referenced shares except to the extent of his pecuniary interest therein, if any. Paul Walker, a partner at New Enterprise Associates, has no voting or dispositive power with regard to any of the above referenced shares and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their pecuniary interest therein, if any.

(5)                    The shares are owned by InterWest Partners X, LP (“IW10”). The number of shares beneficially owned after the offering includes the purchase of 444,444, shares of common stock by IW10. InterWest Management Partners X, LLC (“IMP10”) is the general partner of IW10 and has sole voting and dispositive power over the shares owned by IW10. Harvey B. Cash, Bruce A. Cleveland, Christopher B. Ehrlich, Philip T. Gianos, W. Stephen Holmes, Nina S. Kjellson, Gilbert H. Kliman, Arnold L. Oronsky, Douglas A. Pepper and Thomas L. Rosch are managing directors of IMP10. Keval Desai and Khaled A. Nasr are venture members of IMP10. Each managing director and venture member of IMP10 shares voting and dispositive power over the shares and disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. The address for IW10 and IMP10 is 2710 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(6)                    Includes 1,816,748 shares held by Kleiner Perkins Caufield & Byers XIV, LLC (“KPCB XIV”) and 153,695 shares held by KPCB XIV Founders Fund, LLC (“KPCB XIV Founders”), all such shares are held for convenience in the name of “KPCB Holdings, Inc., as nominee.” KPCB Holdings, Inc. has no voting, dispositive or pecuniary interest in any such shares. In addition, the number of shares beneficially owned after the offering includes the purchase of (i) 204,889 shares of common stock by KPCB XIV and (ii) 17,333 shares of common stock by KPCB XIV Founders. The managing member of KPCB XIV and KPCB XIV Founders is KPCB XIV Associates, LLC (“KPCB XIV Associates”). Brook Byers, L. John Doerr, Raymond Lane, Theodore Schlein, William Joy, William B. Gordon, the managing members, and Dr. Seidenberg, a member, of KPCB XIV Associates, exercise shared voting and dispositive control over the shares directly held by KPCB XIV and KPCB XIV Founders. Dr. Seidenberg disclaims beneficial ownership of all shares held by KPCB XIV and KPCB XIV Founders except to the extent of her pecuniary interest therein. The address for all entities and individuals affiliated with Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, California 94025.

(7)                    Mr. Walker is a partner of New Enterprise Associates. The address for Mr. Walker is c/o New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093. See note 4 above.

TESARO, Inc. has filed a registration statement (including the preliminary prospectus, dated June 19, 2012) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, copies of the final prospectus relating to the offering, when available, may be obtained from Citigroup, Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, by email at batprospectusdept@citi.com and by phone at 1-800-831-9146; Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by email at prospectus@morganstanley.com or by phone at 1-866-718-1649; or Leerink Swann, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, Massachusetts 02110, or by email at Syndicate@Leerink.com or by phone at 1-800-808-7525, Ext. 4814.

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